UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to

Commission file number 1-5097

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2007 AND 2006

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2007 AND 2006**

Contents	**Page**

*Note: Other schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees as of December 31, 2007 and 2006, and the changes in net assets for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
May 9, 2008

JOHNSON CONTROL IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2007	**2006**
Assets		
Investments		
Investment in Master Trust	$ 158,656,713	$ 140,829,371
Participant loans	5,032,732	4,632,376
	163,689,445	145,461,747
Receivables		
Employer contributions	90,178	74,461
Participant contributions	235,038	200,992
	325,216	275,453
Net assets available for benefits	$ 164,014,661	$ 145,737,200

See the notes to the financial statements.

JOHNSON CONTROL IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2007
Additions		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	10,286,662
Other investment income		7,813,153
		18,099,815
Contributions		
Participants		16,223,858
Employer		5,216,943
		21,440,801
Total additions		39,540,616
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		20,865,331
Administrative expenses		44,840
Total deductions		20,910,171
Transfers to other plans, net		(352,984)
Net increase		18,277,461
Net assets available for benefits, beginning of year		145,737,200
Net assets available for benefits, end of year	$	164,014,661

See the notes to the financial statements.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES NOTES TO THE FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2007 and 2006

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2000 for participation by eligible employees of Integrated Facilities Management, a division of Johnson Controls, Inc. (the "Company"). The Plan provides retirement savings benefits to participants within five benefit schedules based on their respective eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation and ten percent (10%) of their after-tax annual compensation as contributions to the Plan. The employer makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Employer contributions vest in accordance with vesting requirements specified within each benefit schedule.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company and its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $51,228,739 and $27,885,290 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2007 and 2006, respectively, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined-contribution plan. As the Plan's net assets available for benefits are part of a Master Trust, this information is provided in the Statements of Financial Position as of December 31, 2007 and 2006 for the Master Trust (see Note 8).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2007 and 2006, the Plan held 225,405 and 206,848 units, respectively, of the JCI Common Stock Fund at a unit value of $223.74 and $179.04, respectively. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 4.68% and 4.30% for the years ended December 31, 2007 and 2006, respectively. The average yields based on the interest rate credited to participants were 4.71% and 4.35% for the years ended December 31, 2007 and 2006, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the

fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the Plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2007 and 2006 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2007 for the Master Trust are presented in Note 8.

The Plan holds an interest of approximately 5% of the Master Trust's assets at December 31, 2007 and 2006.

At December 31, 2007 and 2006, participant forfeitures of non-vested employer contributions of $134,163 and $39,451, respectively, related to the Plan, were in the Master Trust.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 and 2006

NOTE 3 – INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2007	2006
Investments at fair value as determined by quoted market price:		
Fidelity Puritan, 573,543 and 558,145 shares, respectively	$ 10,914,523	$ 11,146,154
Fidelity Overseas, 176,889 and 141,353 shares, respectively	8,559,672	6,332,627
Fidelity Retirement Government Money Market, 10,254,708 and 9,764,585 shares, respectively	10,254,708	9,764,585
Barclays Global Investors S&P 500 Index Fund, 309,283 shares	14,369,296	-
Vanguard Primecap Fund, 130,420 and 125,242 shares, respectively	9,751,538	8,961,034
Investments at estimated fair value:		
Johnson Controls Common Stock Fund, 225,405 and 206,848 units, respectively	50,432,121	37,034,058
Investments at contract value:		
Fidelity Fixed Income Fund, 10,301,614 and 9,547,011 units, respectively	10,301,614	9,547,011

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market price:	
Mutual Funds	$ (586,027)
Investments at estimated fair value:	
Common Stock Fund	9,240,129
Commingled Pool	1,632,560
	10,872,689
Net increase in fair value	$ 10,286,662

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2007 and 2006 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2007 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31, 2007	December 31, 2006
Assets		
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 1,498,962,673	$ 1,210,415,548
Investments at estimated fair value:		
Common Stock Fund	1,209,585,346	1,018,962,057
Commingled Pool	-	283,875,971
	1,209,585,346	1,302,838,028
Investments at contract value:		
Stable Value Fund		
At fair value	353,026,227	385,384,117
Adjustment from fair value to contract value	(3,633,538)	3,356,662
At contract value	349,392,689	388,740,779
Participant Loans	72,781,121	78,463,477
	422,173,810	467,204,256
Total Assets	$ 3,130,721,829	$ 2,980,457,832

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (continued)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2007
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ (9,030,140)
Common Stock Fund	247,957,152
Commingled Pool	28,664,154
	267,591,166
Contributions	
Participants	141,308,378
Employer	74,160,972
	215,469,350
Interest and dividend income	139,334,790
Total additions	622,395,306
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	413,245,562
Administrative fees	704,522
Total deductions	413,950,084
Net increase prior to transfers to other plans	208,445,222
Transfers to other plans, net	(58,181,225)
Net increase	150,263,997
Net assets available for benefits:	
Beginning of the year	2,980,457,832
End of the year	$ 3,130,721,829

SUPPLEMENTAL SCHEDULE

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #025, EIN: 59-1575859
DECEMBER 31, 2007**

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Puritan Fund	573,543 shares	$ 10,914,523
Overseas Fund	176,889 shares	8,559,672
Low-Priced Stock Fund	55,011 shares	2,262,612
Retirement Government Money Market	10,254,708 shares	10,254,708
Short-Intermediate Government Fund	200,635 shares	1,950,176
Freedom Income	13,150 shares	150,572
Freedom 2000	8,493 shares	105,054
Freedom 2005	98,405 shares	1,160,200
Freedom 2010	202,242 shares	2,997,231
Freedom 2015	428,938 shares	5,348,851
Freedom 2020	357,220 shares	5,647,646
Freedom 2025	425,132 shares	5,603,237
Freedom 2030	197,727 shares	3,266,453
Freedom 2035	175,590 shares	2,402,080
Freedom 2040	123,980 shares	1,206,324
Fixed Income	10,301,614 shares	10,301,614
Barclays Global Investors		
S&P 500 Index	309,283 shares	14,369,296
Midcap Equity Index	5,279 shares	93,643
EAFE Equity Index	5,768 shares	101,490
U.S. Debt Index	3,709 shares	50,707
GS Large Cap Value	304 shares	4,233
Dodge & Cox International Stock	3,059 shares	140,776
AIM Small Cap Growth Fund	58,688 shares	1,761,235
Artisan Mid Cap Growth Fund	95,897 shares	2,967,061
Vanguard Primecap Fund	130,420 shares	9,751,538
JP Morgan Mid Cap Value Fund	230,272 shares	5,648,581
Wells Fargo Small Company Value	99,841 shares	1,205,079
*Johnson Controls Common Stock Fund	225,405 units	50,432,121
Investments		158,656,713
*Participant Loans (1)		5,032,732
Total investments		$ 163,689,445

(1) There were 829 outstanding loans to participants at December 31, 2007, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.0% and 8.25%.

* Indicates party-in-interest.

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/

COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 17, 2008

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

The Plan Administrator of the
Johnson Controls IFM Retirement
Savings Plan/Commercial North
America Account Level Employees:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated May 9, 2008, relating to the statements of net assets available for benefits of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees, as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 17, 2008

END